UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Decision on Donation

We hereby inform you that KT Corporation(the “Company” and NYSE symbol: KTC) will make the following donation in cash.

1.	Recipient of donation: welfare fund for the Company’s employees.

2.	Total amount of donation: Won 100 billion in cash.

3.	Date of board resolution: August 28, 2003.

Disposal of Treasury Shares

We hereby inform you that the board of directors of KT Corporation(the “Company” and NYSE symbol: KTC) has resolved to dispose certain portion of the treasury shares held by the Company. Details are as follows:

1.	Purpose: pursuant to stock subscription under the Employee Stock Ownership Plan.

2.	Total number of treasury shares to be disposed: 1,803,296 common shares.

Purchase of treasury shares by the Employee Stock Ownership Association: 901,648 common shares.

Matching contributions to the Employee Stock Ownership Association: 901,648 common shares.

3.	Total amount of disposal: approximately Won 80,066 million (Won 44,400 per common share).

4.	Date of disposal: August 28, 2003.

5.	Date of board resolution: August 28, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2003

KT CORPORATION

By:	/s/ WHA JOON CHO
Name:	Wha Joon Cho
Title:	Managing Director